FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	NII Holdings and Research In Motion to Launch New BlackBerry Smartphone with Industry-Leading Push-to-Talk Service in Latin America	3

Document 1

NII Holdings and Research In Motion to Launch

New BlackBerry Smartphone with Industry-Leading Push-to-Talk Service in Latin America

The powerful and feature-rich BlackBerry Curve 8350i will enable

NII subscribers in Latin America to communicate instantly

RESTON, Va. & WATERLOO, Ontario– October 27, 2008 – NII Holdings, Inc. [NASDAQ: NIHD] and Research In Motion (RIM) [NASDAQ: RIMM; TSX: RIM] today announced that Nextel Argentina, Nextel Brazil, Nextel Mexico and Nextel Peru will launch the BlackBerry® Curve™ 8350i smartphone during the first quarter of 2009. The BlackBerry® Curve™ 8350i will be the first smartphone in Latin America to offer the industry-leading Push-to-Talk (PTT) service, International Direct Connect (IDC) and Wi-Fi® capability, making it a powerful and flexible wireless solution for the mobile business user.

The BlackBerry® Curve™ 8350i smartphone and the industry-leading Push-to-Talk service will provide one-touch, instant and effective communication between NII subscribers in their home markets and with over 10 million iDEN subscribers in North and South America. In addition to enabling seamless access to personal and corporate email, the BlackBerry 8350i will also come with built-in Wi-Fi, a 2-megapixel camera, an internal antenna and a host of other features to help subscribers in Latin America push their business to new heights.

“Our high-value customers in Latin America demand high-performance wireless solutions that enable them to stay ahead of the game with enhanced productivity and flexibility,” said Greg Santoro, chief marketing and strategy officer, NII Holdings. “This powerful and feature-rich smartphone is a push for performance solution that combines the power of Push-To-Talk with the BlackBerry platform’s popular features. It will be the must-have handset for subscribers who need flawless instant communication tools to extend the reach of their business."

"The BlackBerry Curve 8350i smartphone will offer customers an exceptional communications experience together with the popular push-to-talk service from NII Holdings,” said Mark Guibert, vice president of corporate marketing at RIM. “We are pleased to build on our successful relationship with NII Holdings in bringing this feature-rich smartphone to customers in Latin America."

The BlackBerry® Curve™ 8350i smartphone is designed to deliver the features and services every team needs—day-to-day and year-over-year. Combining BlackBerry® data services such as email, messaging, organizer and Internet access with the immediate connectivity of Push-to-Talk, this new smartphone will help teams accomplish tasks and goals more effectively—saving both money and time.

With an eye toward productivity and to facilitate adoption, the BlackBerry® Curve™ 8350i smartphone is designed to easily integrate into the IT networks of organizations that use the BlackBerry® Enterprise Solution to address key business requirements such as:

•	Centralized management and support for IT departments with wireless IT policies
•	Advanced security features like AES and Triple DES encryption and password protection
•	Business grade functionality that further supports communication and collaboration.

The BlackBerry® Curve™ 8350i is designed to deliver the file storage space the working world requires. In addition to its 128-MB of onboard memory, the smartphone will accept microSD/SDHC cards for up to 16 GB of storage. Users will be able to store spreadsheets, images or pictures, and with the preloaded DataViz® Documents to Go® software users will be able to edit Microsoft® Word, Excel and PowerPoint documents directly on the smartphone, making them more productive and prepared wherever they go.

The BlackBerry® Curve™ 8350i smartphone will also feature built-in Global Positioning System (GPS). When used with BlackBerry® Maps or other location-based applications and services workers can access turn-by-turn directions and other navigation features so they can keep moving in the right direction.

About NII Holdings, Inc.

NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Mexico, Brazil, Argentina, Peru and Chile offering a fully integrated wireless communications tool with digital cellular voice services, data services, wireless Internet access and Direct Connect and International Direct Connect(TM) a digital two-way radio feature. NII Holdings, Inc., a Fortune 1000 company, trades on the NASDAQ market under the symbol NIHD and is a member of the NASDAQ 100 Index. Visit the Company's website at http://www.nii.com.

Nextel, the Nextel logo, Nextel Online, Nextel Business Networks and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Contacts NII Holdings, Inc.

NII Holdings, Inc.

1875 Explorer Street, Suite 1000

Reston, VA. 20190

(703) 390-5100

http://www.nii.com

Investor Relations: Tim Perrott

(703) 390-5113

tim.perrott@nii.com

Media Relations: Claudia E. Restrepo

(786) 251-7020

claudia.restrepo@nii.com

Press Contacts for RIM / BlackBerry

Argentina

Déborah Rosanó

+ (5411) 4576-5072

drosano@imsmarketing.com

Brasil

Daniela Giuntini

+ (5511) 3047-4501 / 3047-4505

dgiuntini@imsmarketing.com

México

Adriana Guzmán

+ (5255) 5250 - 4096

aguzman@imsmarketing.com

Perú

Susana Rovai

+ (511) 2428706

srovai@imsmarketing.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 27, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations